ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

May 17, 2013

Maureen A. Meredith (617) 951-7239 Maureen.meredith@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 48

Dear Mr. Bartz:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 48 (the “485(a) Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the 485(a) Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on January 29, 2013 in connection with the Trust’s annual update of its Registration Statement for all existing series of the Trust (each, a “Fund” and, together, the “Funds”). We received your oral comments regarding the 485(a) Amendment via telephone on March 18, 2013. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 49 (the “485(b) Amendment”) to the Trust’s Registration Statement, which was filed on March 29, 2013 pursuant to Rule 485(b) under the Securities Act.

Prospectuses

General

1.	Comment: For each Fund with an 80% test pursuant to Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), that may invest in derivative instruments, please describe how derivatives are included or counted toward the Fund’s 80% test. Please also confirm that each such Fund does not value derivatives for purposes of the Fund’s 80% test on their notional value.

Response: The prospectuses in the 485(a) Amendment included language under the section “Characteristics and Risks of Securities and Investment Techniques—Capitalization Criteria, Percentage Investment Limitations and Alternative Means of Gaining Exposure” that states: “Unless otherwise stated, all market capitalization criteria and percentage limitations on Fund investments listed in this Prospectus will apply at the time of investment. A Fund would not violate these limitations unless an excess or deficiency occurs or exists immediately after and as a result of an investment. Unless otherwise indicated, references to assets in the percentage limitations on the Funds’ investments refer to total assets. Unless otherwise stated, if a Fund is described as investing in a particular type of security or other instrument, either generally or subject to a minimum investment percentage, the Fund may make such investments either directly or by gaining exposure through indirect means, such as depositary receipts, derivatives, placement warrants or other structured products. Such exposure may be achieved through a combination of multiple instruments or through a combination of one or more investment instruments and cash or cash equivalents.” This language remained unchanged in the 485(b) Amendment.

Each of the types of derivatives identified in the “Principal Investment Strategies” section of the Prospectus (e.g., futures contracts, foreign currency forward contracts, total return swaps) may be used for this purpose. For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 (a “35d-1 Policy”), the Funds may account for a derivative position by reference to its market value or notional value. A Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. For example, where a derivative instrument is combined with a fixed-income security to create synthetic exposure to a third asset, or where two derivative positions based on two different reference assets are combined to create synthetic exposure that has economic characteristics similar to a direct investment in a third asset, a Fund may use notional value in order to capture the Fund’s synthetic exposure for purposes of its 35d-1 Policy.

The Statement of Additional Information in the 485(a) Amendment included language under the section “Net Asset Value” that states: “The market value of a derivative instrument is not based on its notional value.” This language accurately reflects the Funds’ approach to valuing derivatives for purposes of calculating daily net asset values and remained unchanged in the 485(b) Amendment.

2.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

3.	Comment: Please disclose each portfolio manager’s title in the section titled “Management of the Fund” in each Fund Summary if a title was not disclosed in the 485(a) Amendment.

Response: The requested change has been made.

4.	Comment: Please confirm that the Expense Limitation Agreements referenced in the footnotes to the expense table for each applicable Fund will be filed as exhibits.

Response: Expense limitation arrangements for the Funds (other than the Retirement Funds1) are governed by the Amended and Restated Expense Limitation Agreement dated December 17, 2008 with AGIFM, filed as an exhibit to Post-Effective Amendment No. 4 to the Trust’s Registration Statement on December 17, 2008. The Trust confirms that the Revised Schedule A to the Amended and Restated Expense Limitation Agreement, as revised to incorporate expense limitation arrangements applicable to the Funds, has been filed as an exhibit to the 485(b) Amendment.

Expense limitation arrangements for the Retirement Funds are governed by the Amended and Restated Expense Limitation Agreement dated September 1, 2011 with AGIFM, filed as an exhibit to Post-Effective No. 26 to the Trust’s Registration Statement on September 9, 2011. The Trust confirms that the Revised Schedule A to the Amended and Restated Expense Limitation Agreement, as revised to incorporate expense limitation arrangements applicable to the Retirement Funds, has been filed as an exhibit to the 485(b) Amendment.

5.	Comment: Please confirm that the Acquired Fund Fees and Expenses column of each Fund’s Annual Fund Operating Expenses table is either included or omitted, as appropriate, pursuant to instruction 3(f)(i) to Item 3 of Form N-1A.

Response: The Trust confirms that, if the fees and expenses incurred as a result of a Fund’s investment in shares of “Acquired Funds” (as defined in Form N-1A) exceed 0.01% of average Fund net assets, an expense table column for Acquired Fund Fees and Expenses has been included pursuant to instruction 3(f)(i) to Item 3 of Form N-1A.

[1]	As used herein, “Retirement Funds” refers to the AllianzGI Retirement 2015 Fund, AllianzGI Retirement 2020 Fund, AllianzGI Retirement 2025 Fund, AllianzGI Retirement 2030 Fund, AllianzGI Retirement 2035 Fund, AllianzGI Retirement 2040 Fund, AllianzGI Retirement 2045 Fund, AllianzGI Retirement 2050 Fund, AllianzGI Retirement 2055 Fund and AllianzGI Retirement Income Fund.

6.	Comment: The Staff notes that the section titled “Investment Restrictions–Investment Objections” in the Trust’s Statement of Additional Information states that: “Except to the extent set forth in the relevant Prospectuses, the investment objective(s) of each Fund is/are non-fundamental and may be changed by the Board of Trustees without shareholder approval.” Please confirm that the prospectuses state, if applicable, that a Fund’s investment objectives may be changed without shareholder approval and describe what communications and notifications would be given to shareholders regarding such a change, pursuant to Item 9(a) of Form N-1A.

7.	Response: The prospectuses in the 485(a) Amendment included language under the section “Characteristics and Risks of Securities and Investment Techniques—Changes in Investment Objectives and Policies” that states: “The investment objective of each of the Funds is not fundamental and may be changed by the Board of Trustees without shareholder approval. Unless otherwise stated in the Statement of Additional Information, all investment policies of the Funds may be changed by the Board of Trustees without shareholder approval. In addition, each Fund may be subject to additional restrictions on their ability to utilize certain investments or investment techniques described herein or in the Statement of Additional Information. These additional restrictions may be changed with the consent of the Board of Trustees but without approval by or notice to shareholders. Each of the AllianzGI China Equity, AllianzGI Convertible, AllianzGI Disciplined Equity, AllianzGI Dynamic Emerging Multi-Asset, AllianzGI Global Water, AllianzGI High Yield Bond, AllianzGI Micro Cap, AllianzGI NFJ Emerging Markets Value, AllianzGI NFJ Global Dividend Value, AllianzGI Ultra Micro Cap, AllianzGI U.S. Emerging Growth and AllianzGI U.S. Equity Hedged Funds has adopted an 80% investment policy under Rule 35d-1 under the Investment Company Act of 1940 (which policy is set forth in the Statement of Additional Information) and will not change such policy as it is stated in each Fund’s respective Fund Summary unless such Fund provides shareholders with the notice required by Rule 35d-1, as it may be amended or interpreted by the SEC from time to time. If there is a change in a Fund’s investment objective or policies, including a change approved by shareholder vote, shareholders should consider whether the Fund remains an appropriate investment in light of their then current financial position and needs.” This language remained unchanged in the 485(b) Amendment.

AllianzGI Global Allocation Fund, AllianzGI Global Growth Allocation Fund, AllianzGI Global Managed Volatility, AllianzGI International Small Cap Fund, AllianzGI NFJ International Value II Fund (for purposes of the following Comments and Responses, the “Funds”)

8.	Comment: Please advise the Staff how each Fund, which includes the words “global” or “international” in its name but does not disclose a percentage investment in non-U.S. securities in its Principal Investment Strategies, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 under the 1940 Act. Footnote 42 states, in relevant part: “The terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international’ and ‘global’ funds will not be subject to the [80%] rule. We would expect, however, that investment companies using [this term] in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. IC-24828 (Jan. 17, 2001).

Response: With respect to AllianzGI Global Allocation Fund and AllianzGI Global Growth Allocation Fund, the first paragraph of each Fund’s Fund Summary in its prospectus discloses that the sub-adviser will invest directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). The Trust has informed us that, as of February 28, 2013, the AllianzGI Global Allocation Fund had approximately 40% of its net assets invested in instruments tied economically to 42 countries other than the United States and the AllianzGI Global Growth Allocation Fund had approximately 42% of its net assets invested in instruments tied economically to 42 such countries. With respect to AllianzGI Global Managed Volatility Fund, the first paragraph of the Fund’s Fund Summary in its prospectus discloses that the Fund normally invests primarily in equity securities of companies located both in the United States and outside of the United States. The Trust has informed us that, as of February 28, 2013, the Fund had approximately 51% of its net assets invested in 67 companies located outside of the United States. With respect to AllianzGI International Small-Cap Fund, the first paragraph of the Fund’s Fund Summary in its prospectus discloses that the Fund normally invests in companies organized or headquartered in at least eight different countries (one of which may be the United States). The Trust has informed us that, as of February 28, 2013, the Fund had approximately 98% of its net assets invested in 82 companies organized or headquartered in countries other than the United States. With respect to AllianzGI NFJ International Value II Fund, the first paragraph of the Fund’s Fund Summary in its prospectus discloses that the Fund normally will invest in securities of companies located in at least three countries, which may include the United States. The Trust has informed us that, as of February 28, 2013, the Fund had approximately 99% of its net assets invested in 104 companies located outside of the United States.

The Trust notes that Rule 35d-1 does not regulate several terms, including “global” and “international,” that under previous Staff interpretations of Section 35(d) of the 1940 Act had entailed certain investment requirements. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold in non-U.S. securities or a minimum number of countries in which a fund must invest for funds with such term in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries through the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

The Trust notes that the absence, in the adopting release for Rule 35d-1, of a specific, minimum number of countries in which such a fund must invest is consistent with the Commission’s view in the proposing release for Rule 35d-1 that “the number of countries in which an ‘international’ or ‘global’ investment company may invest at any one time may appropriately differ from company to company.” In particular, the Trust notes that while the Commission no longer distinguishes the terms “global” and “international,” the Commission has in the past suggested that an investment company with “global” in its name should invest in securities of at least three different countries (which may include the United States) and that an investment company with “international” in its name should invest in securities of at least three countries outside the United States.2

Given the percentage of assets in non-U.S. companies and variety of countries to which each Fund has exposure, the Trust believes that each Fund has a portfolio of investments that is tied economically to a number of countries throughout the world.

AllianzGI Behavioral Advantage Large Cap Fund (for purposes of the following Comments and Responses, the “Fund”)

9.	Comment: Please explain why $1.73 billion is an appropriate lower capitalization range for the Fund, or revise disclosure to bring the market capitalization range within a range typically understood to represent large capitalization stocks.

Response: The Fund’s “Principal Investment Strategies” state that it seeks to achieve its objective by investing at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large capitalization companies based in the U.S. For purposes of this policy, the Fund currently considers a company to be a large capitalization U.S.-based company if it is in the top 1,000 largest U.S.-based companies ranked by market capitalization (i.e., market capitalization of between $1.73 billion and $499.61 billion as of December 31, 2012). As of February 28, 2013, the top 1,000 largest U.S.-based companies had market capitalizations of between $1.86 billion and $414.46 billion. The Trust respectfully submits that the Fund’s current 80% policy provides an appropriate lower capitalization range in light of the inclusion of “Large-Cap” in the Fund’s name. The Trust looked to indices as examples. The Russell 1000 Index, which is commonly cited as a measure of the performance of the large-cap segment of the U.S. equity universe, is reconstituted annually to include the 1,000 largest securities based on a combination of their market capitalization and current index membership, and the last reconstitution took place in June 2012. As of the most recent reconstitution, the Russell 1000 Index had a lower capitalization range beginning at $1.35 billion. As of February 28, 2013, the Russell 1000 Index had a lower capitalization range beginning at $0.31 billion.

10.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that: “As the portfolio managers’ initial investment universe generally consists of stocks of the top 1,500 companies ranked by market capitalization based in the U.S., a portion (though typically less than 20%) of the Fund’s assets will be invested in companies ranked between the 1,001st and the 1,500th largest by market capitalization (i.e., between $755 million and $1.73 billion as of December 31, 2012).” In light of this disclosure, please update the Fund’s risk disclosure to include smaller company risk.

[2]	Footnote 38 to SEC Release No. IC-22530 (Feb. 22, 1997).

Response: The Fund has a policy to invest at least 80% of its net assets (plus borrowings for investment purposes) in common stocks of large capitalization companies based in the U.S. While a portion of the Fund’s assets may be invested in companies ranked between the 1,001st and 1,500th largest by market capitalization, the Fund will typically invest less than 20% of its net assets in such companies. As of February 28, 2013, 1.62% of the Fund’s net assets were invested in companies ranked between the 1,001st and 1,500th largest by market capitalization. Therefore, the Trust respectfully submits that smaller company risk is not a principal risk of the Fund.

AllianzGI Focused Opportunity Fund (for purposes of the following Comment, the “Fund”)

11.	Comment: The Staff notes that the section titled “Principal Investment Strategies” states that: “The Fund seeks to achieve its investment objective by normally investing at least 65% of its assets in common stocks of ‘growth’ companies with market capitalizations typically between $500 million and $15 billion.” In light of this disclosure, please update the Fund’s risk disclosure to include growth style risk.

Response: The Trust respectfully submits that Equity Securities Risk, which is indicated as a principal risk of the Fund, addresses the Staff’s comment. The section titled “Principal Risks – Equity Securities Risk” states that: “The Funds may invest in equity securities of companies that their portfolio managers believe will experience relatively rapid earnings growth (growth securities) or that their portfolio managers believe are selling at a price lower than their true value (value securities). Growth securities typically trade at higher multiples of current earnings than other securities. Therefore, the value of growth securities may be more sensitive to changes in current or expected earnings than the value of other securities.”

AllianzGI High Yield Bond Fund (for purposes of the following Comment, the “Fund”)

12.	Comment: Please revise the first sentence in the section titled “Principal Investment Strategies” to state that the Fund normally invests at least 80% of its assets in “high yield bonds,” as opposed to “high yield securities,” so that the Fund’s 80% policy is more closely tied to the Fund’s name.

Response: The Fund’s policy to invest at least 80% of its net assets (plus borrowings made for investment purposes) in high yield securities (“junk bonds”), which are fixed income securities rated below investment grade (rated Ba or below by Moody’s, or BB or below by S&P or Fitch, or if unrated, determined by the Sub-Adviser to be of comparable quality), has been adopted pursuant to Rule 35d-1 of the 1940 Act. The Fund has adopted a policy to provide shareholders with at least 60 days’ prior notice of any change in its 80% policy. As such, the Trust is unable to revise the 80% policy in the 485(b) Amendment. Furthermore, the Trust respectfully submits that the Fund’s 80% policy is sufficiently tied to the Fund’s name. The use of the term “high yield” in the investment management industry is broadly understood to connote bonds and other fixed income securities, and the reference to high yield securities in the Fund’s 80% policy is immediately followed by an explanatory parenthetical that such securities are alternatively referred to as “junk bonds.”

AllianzGI NFJ Emerging Markets Value Fund, AllianzGI NFJ Global Dividend Value Fund, AllianzGI NFJ International Small-Cap Value Fund and AllianzGI NFJ International Value II Fund (for purposes of the following Comment, the “Funds”)

13.	Comment: The Staff notes that the word “value” appears in the name of each Fund. Please update the Fund’s risk disclosure to include value style investing risk.

Response: The Trust respectfully submits that Equity Securities Risk, which is indicated as a principal risk of the Funds, addresses the Staff’s comment. The section titled “Principal Risks – Equity Securities Risk” states that: “The Funds may invest in equity securities of companies that their portfolio managers believe will experience relatively rapid earnings growth (growth securities) or that their portfolio managers believe are selling at a price lower than their true value (value securities)…. Companies that issue value securities may have experienced adverse business developments or may be subject to special risks that have caused their securities to be out of favor. If a portfolio manager’s assessment of a company’s prospects is wrong, or if the market does not recognize the value of the company, the price of its securities may decline or may not approach the value that the portfolio manager anticipates.”

AllianzGI Short Duration High Income Fund (for purposes of the following Comments, the “Fund”)

14.	Comment: Please revise the Fund’s principal investment strategy to insert the parenthetical “(‘junk bonds’)” into the first sentence following the words “debt securities,” to maintain consistency with the disclosure for other Funds.

Response: The requested change has been made.

15.	Comment: With respect to the disclosure in the section titled “Principal Investment Strategies” within the Fund’s Fund Summary regarding duration, and with respect to “Interest Rate Risk” in the section titled “Principal Risks,” please provide an example of the effect a 1% change in interest rates would have on an investment held by the Fund with an average duration of three years.

Response: An example of the effect of a concrete percentage change in interest rates is provided in the 485(a) and 485(b) Amendments in the section titled “Characteristics and Risks of Securities and Investment Techniques – Fixed Income Securities,” which is a section explicitly referenced, in the introduction to the prospectuses’ discussion of “Principal Risks,” as a source for additional information on the characteristics and risks of investment instruments:

“By way of example, the price of a bond fund with a duration of five years would be expected to fall approximately 5% if interest rates rose by one percentage point.”

The Trust undertakes to add an additional example of the effect a 1% change in interest rates would have on an investment held by a Fund with an average duration of three years in the next post-effective amendment to the Registration Statement.

Retirement Funds (for purposes of the following Comments and Responses, the “Funds”)

16.	Comment: Within each Fund’s Fund Summary, please delete the footnote relating to “Other Expenses” appearing beneath the Annual Fund Operating Expenses table, which reads “Other Expenses represent administrative fees paid by the Fund to Allianz Global Investors Fund Management LLC (‘AGIFM’) pursuant to an Administration Agreement between AGIFM and the Trust,” as this disclosure is not specifically contemplated or required by Instruction 3(c) to Item 3 of Form N-1A.

Response: The Trust respectfully submits that the information currently provided in the footnote is concise and helpful to investors, as it briefly describes what comprises “Other Expenses” for these Funds, which differs from “Other Expenses” for certain other series of the Trust that are not subject to the same “unitary fee” structure applicable to the Funds. The Trust notes that there is not a standardized practice across the industry on how to disclose the effects of a “unitary fee” structure in mutual fund expense tables. The Trust therefore respectfully declines to remove this language.

Statement of Additional Information

17.	Comment: In the “Investment Objectives and Policies – Swap Agreements” section of the Trust’s Statement of Additional Information, please consider adding disclosure stating that when a Fund is a seller of credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The Trust evaluates a Fund’s derivative positions for purposes of asset segregation based on the nature of the Fund’s obligation under each distinct type of derivative instrument (which may be based, in whole or in part, on market value or notional value), in a manner the Trust believes is consistent with Investment Company Act Release No. 10666 (April 18, 1979) and related guidance issued by the Staff. The Trust, therefore, respectfully believes that the current disclosure relating to credit default swaps in its Statement of Additional Information is narrowly tailored and sufficient to meet these requirements. The Trust notes that the Staff has stated on several occasions that it may develop further guidance in this area in the future.

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Tandy Representation

On behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

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Please do not hesitate to call me (at 617-951-7239) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Maureen A. Meredith

Maureen A. Meredith, Esq.

cc:	Brian Shlissel
Thomas J. Fuccillo, Esq.
Angela Borreggine, Esq.
David C. Sullivan, Esq.
George B. Raine, Esq.
Chetan Aras, Esq.